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                                         FORM 4
                        U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

         Davis           Samuel
         (Last)          (First)       (Middle)

        c/o Versus Technology, Inc.
        2600 Miller Creek Road
         (Street)

        Traverse City        MI         49684
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Versus Technology, Inc. VSTI

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Year

          May 2000

5.  If Amendment, Date of Original (Month/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [X] Director                    [ ] 10% Owner

     [ ] Officer (give title below)  [ ] Other (Specify below)

___________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction

4(b)(v)


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     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                    (A) or         Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock           05/12/00      P(1)      73,000   (A)  0.165    693,000     D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1)  Exercise of options granted to the Reporting Person by the Company on April 23, 1999.





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              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______
Options       $1.031                                    5/01/98   10/31/02 Common 100,000  N/A    100,000 D
Options       $0.515                                    4/24/99    4/24/03 Common  73,000  N/A     73,000 D(1)
Options       $0.50                                     4/23/99    6/16/03 Common 200,000  N/A    200,000 D(2)
Convertible
  Debentures  $0.25                                     6/4/99     4/30/04 Common 400,000 100,000 400,000 D(3)
Options       $0.50      05/03/00    J       88,000(A)  4/17/01    4/17/05 Common  88,000  N/A     88,000 D(4)
Options       $0.155     05/03/00    J       33,500(A)  4/17/01    4/17/05 Common  33,500  N/A     33,500 D(5)
Explanation of Responses:
(1) Granted to the reporting person in connection with services as a director of the Company;
    options vest 100% on April 24, 1999.
(2) Granted to the reporting person in connection with services as Chairman of the Board;
    options vest 100% on April 23, 1999.
(3) The reporting person purchased Prime Rate Secured Convertible Debentures due April 30, 2004 in a private placement.
    The Debentures are convertible into shares of common stock at a variable conversion rate; the initial conversion rate is $0.25 per share.
(4) Granted to the reporting person for services as a director for the year beginning
    April 14,2000; options vest 100% on April 17, 2001.
(5) Granted to the reporting person in connection with services as Chairman of the Board; options vest 100% on April 17, 2001.

                           SAMUEL DAVIS                  June 8, 2000
                          __________________________    ____________________
                           Samuel Davis
                           **Signature of Reporting       Date
                           Person
**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).